1(212) 318-6275

rachaelschwartz@paulhastings.com

March 17, 2015	75302.00001

VIA EDGAR

Mr. Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:                             Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

Brookfield Total Return Fund Inc. (File No. 811-05820)

Dear Mr. Ellington:

This letter responds to your telephonic comments communicated to the undersigned on March 12, 2015, with respect to certain filings of each of Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”) and Brookfield Total Return Fund Inc. (“HTR,” and collectively with BOI, the “Funds”).

The Funds’ responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment 1: Form N-PX for the Funds, which were filed on August 27, 2014, were signed by the Fund’s chief compliance officer.  General instruction F to Form N-PX states that the Form should be signed by the Fund’s principal executive officer.  Please file amended Form N-PX filings for the Funds that are signed by the principal executive officer.

Response 1:  The Funds will file an amended Form N-PX.

Comment 2:  Exhibit 77B of Form N-SAR for BOI, which was filed on August 29, 2014, the report of its independent public accountant on the company’s system of internal accounting controls, does not contain the city and state of the accountant.  Please confirm that you maintain a signed copy of this report in the Fund’s records and file an amended N-SAR with a corrected report.

Response 2:  BOI confirms that it maintains a signed copy of the report of its independent public accountant on the company’s system of internal accounting controls in its records.  The Fund will file an amended N-SAR.

Comment 3: For the Form N-Q for HTR, which was filed on October 30, 2014, please confirm that the schedule of investments was unaudited.  In future N-Q filings, please include “(unaudited)” or “(audited)” next to the schedule of investments.

Response 3:  The schedule of investments for HTR”s Form N-Q that was filed on October 30, 2014 was unaudited.  The schedule of investments for future Form N-Q will indicate if it is unaudited or audited.

Comment 4:  For both BOI and HTR, it is noted that return of capital was included in distributions made in 2014.  All marketing materials should clearly indicate what portion of distributions are return of capital and “distribution yield” should not be used to report distributions that include a return of capital; rather “distribution rate” should be used.  In particular, it is noted that the December 31, 2014 fact sheets for both Funds use “distribution yield.”

Response 4:  The Funds will make these changes to marketing materials going forward.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP